Room 4561

December 20, 2007

Ms. Laura Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

      Re: Compuware Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2007
             Filed May 30, 2007
             File No. 000-20900

Dear Ms. Fournier:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief